555 Belaire Ave., Suite 340

Chesapeake, Virginia 23320

Telephone: 757-410-2293

Facsimile: 757-257-8614

www.davislawplc.com

_________

December 15, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

Washington, D.C. 20549

Attn: Ruairi Reagan

Re: CR Global Holdings, Inc.

CIK No. 0001828056

Dear Mr. Reagan:

Davis Law, PLC has been retained to assist the Company in the filing of their offering circular (the “Offering Circular”). On behalf of CR Global Holdings, Inc., a Virginia Corporation, (the “Company”), we respectfully submit this letter in response to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 8, 2020 (the “Letter”) regarding the Company’s draft Offering Circular filed on November 25, 2020 (File No. 024-11374).  This letter is responsive to your Letter. In this letter, we have recited the comments from the Staff in italicized type and have followed the comments with the Company’s responses.

Offering Statement on Form 1-A Amended December 15, 2020

Statement of Operations, page 40

1. Please revise to include a statement of operations for the year ended December 31, 2019 in addition to the statements of operations for the six months ended June 30, 2019, June

30, 2020 and the year ended December 31, 2018 that you have presented. Refer to Section

(b) (4) of Part F/S of Form 1-A.

In response to your request, we have revised the statement of operations by including the year ended December 31, 2019 on pg. 40 in addition to the statements of operations for the six months ended June 30, 2019, June 30, 2020 and the year ended December 31, 2018 that were previously presented.

Statements of Changes in Shareholder’s Equity, page 41

2. We note that you have included Exhibit 4 for the explanation of Changes in Shareholder’s Equity. Please revise to include this information as part of the Statements of Changes in Shareholder's Equity on page 41. Also, revise to include a Statement of Changes in

Shareholder's Equity for the year ended December 31, 2018 in addition to the statements that you have presented. Refer to Section (b) (4) of Part F/S of Form 1-A.

In response to your request to revise the Exhibit 4, which was the explanation of Changes in Shareholder’s Equity, we have now included that information as part of the Statements of Changes in Shareholder’s Equity on page 41 and have revised the Statements of Changes in Shareholder’s Equity to include the year ended December 31, 2018, in addition to the statements that were presented previously.

Signatures, page 47

3. We reissue prior comment 4 in part. The signatures should identify each capacity in which the offering statement is being signed including the principal executive officer,

principal financial officer and principal accounting officer. Please revise.

In response to your request regarding the signatures identifying the capacity in which the offering statement is being signed, we have revised the signature page to include not only the principal executive officer and chief operating officer, we also included current members of the board of directors in the format as you requested. As indicated previously, the Company relies on outside accounting services for compilation of financials statements and does not have an in-house principal financial officer or principal accounting officer.

Exhibits

4. Refer to prior comment 5. Please file your lease agreements as exhibits. Also, clarify the relationship between Processing LLC and CR Global Holdings, Inc.

In response to your request, we have filed the lease agreements as exhibits 5.1 and 5.2. In addition, we have provided an explanation of the relationship between Processing LLC and CR Global Holdings, Inc. on page 37 of the Offering Circular.

5. We note Section 6 of the Subscription Agreement filed as Exhibit 3 provides for exclusive jurisdiction of the state and federal courts sitting in the City of Virginia Beach, VA and

Norfolk, VA and a waiver of the right to jury trial. Please revise your offering circular to disclose the material terms of these provisions. Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision(s). If these provisions apply to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Also, please disclose whether these provisions are intended to apply to secondary purchasers.

In response to your request, we have revised the Offering Circular on page 18 in order to disclose the material terms of the provisions of the subscription agreement. We have expressly indicated that the referenced disclosure is not intended to apply to claims arising under the federal securities laws and the rules and regulations thereunder and that any person or entity purchasing or otherwise acquiring any interest in any of the Company’s securities shall be deemed to have notice of and consented to the aforementioned disclosure.

In addition to the above, we bring to your attention that we have increased the offering amount from 670,000 shares to 1,000,000 shares.

Should you have any questions, please feel free to contact me.

Sincerely yours,

DAVIS LAW, PLC

cc: Chantel Ray Finch

President

CR Global Holdings, Inc.